UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 13, 2024, Kaixin Holdings (the “Company”) furnished to the Securities and Exchange Commission a Report on Form 6-K (the “Original 6-K”) that included the notice, the proxy statement and form of proxy card related to the Company’s Extraordinary General Meeting, which will be held on October 1, 2024 at 10:00 a.m. (Beijing time). On August 23, 2024, the Company filed a 6-K/A as an amendment (the “Amended 6-K”) to the Original 6-K to revise the Exhibit 99.2 of the Original 6-K to provide an amended Notice of Extraordinary General Meeting and an amended Proxy Statement together with an amended proxy card. The Amended 6-K reflects the (1) amendment to the number of shares redesignation and reclassification on the Share Capital Adjustment proposal and (2) the increase in the ratio of the reverse stock split from 16:1 to 50:1 on the Share Consolidation proposal. The Company is filing this amendment (the “Amendment”) to the Amended 6-K to revise Exhibit 99.1 of the Amended 6-K to provide an amended Notice of Extraordinary General Meeting and an amended Proxy Statement together with an amended proxy card. The Amendment reflects the (1) amendment to the number of share increases on the Share Capital Increase proposal, (2) amendment to the number of shares redesignation and reclassification on the Share Capital Adjustment proposal, and (3) increase in the ratio of the reverse stock split from 1:50 to 1:60 and amendment to the authorized share capital on a post-split basis on the Share Consolidation proposal.

EXHIBIT INDEX

Exhibit	Description
99.1	Amended Notice of Extraordinary General Meeting and Amended Proxy Statement (Form of Proxy included as Appendix A)

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2024	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer